Exhibit 99.3
NEWS RELEASE
A (TSX)
ABY (NYSE)
Abitibi-Consolidated Reports Q1 Results
Follows Up Operations Review with SG&A Cost Reductions
MONTRÉAL, April 26, 2006 – Abitibi-Consolidated Inc. reported today a first quarter loss of $33 million, or 8 cents a share. This compares to a loss of $51 million, or 12 cents a share, recorded in the first quarter of 2005. Included in the quarter’s results were the following after-tax specific items: A loss of $12 million on the translation of foreign currencies and a $22 million positive tax adjustment related to the favourable settlement of a prior year income tax issue.
Although not a GAAP measure, the loss would have been $42 million, or 10 cents per share, before the impact of the above-noted items. This compares to a loss of $59 million, or 13 cents a share, in the first quarter of 2005 (see Table 3 of MD&A).
The operating profit in the first quarter was $41 million, compared with an operating profit of $11 million in the same quarter of 2005. The marked improvement in operating profit is mainly attributable to higher prices in the Company’s two paper business segments, lower amortization as well as lower rates for countervailing and anti-dumping duties (CVD and AD). These were partially offset by the continued strength of the Canadian dollar, higher cost of goods sold in the Newsprint business and lower prices in the Wood Products segment. Specifically, the 6.3% appreciation of the Canadian dollar compared to the US dollar is estimated to have had an unfavourable impact of $44 million on the Company’s quarterly operating results.
Q1 2006 Highlights
•	Sales of $1.24 billion ($1.32 billion in Q1 2005)

•	EBITDA of $153 million ($147 million in Q1 2005)

•	Price increases partially implemented for newsprint and ABIOFFSETTM grades

•	Additional price increases announced for various Commercial Printing Papers

•	Improved operating profit

•	Newsprint inventories 50% lower than Q1 2005; matching record low Q4 2005 level

•	SG&A initiative targets $35 million reduction in costs; will eliminate over 200 positions

•	Permanently closed 60,000-tonne newsprint machine in the U.K.
An in-depth operations review was undertaken throughout 2005 and led to mill closures, capacity reductions and sale of assets. The SG&A initiative was embarked upon to best align corporate and divisional support with the current needs of the organization. The review has included all aspects of SG&A, from the executive to the mill level. “Addressing SG&A expenses was the logical next step to position Abitibi-Consolidated for the future and to exceed our $175 million EBITDA improvement from cost and productivity initiatives. It is our intention to reduce our SG&A costs by 20%, saving the Company approximately $35 million compared to our 2005 baseline, which was already “best in class,” said President and Chief Executive Officer John Weaver.

In commenting on the quarter, Weaver also noted positive pricing momentum and continued tight inventory levels corresponding with high industry operating rates in North America. “We are seeing the fundamentals of our business continue to improve. As a Company, we have taken necessary actions over the past several years. This has been a difficult experience but Abitibi-Consolidated emerges stronger, more competitive and better positioned to compete in today’s global marketplace.”
A conference call hosted by management to discuss quarterly results will be held today at 11 a.m. (Eastern). The call will be webcast at www.abitibiconsolidated.com, under the “Investor Relations” section. A slide presentation to be referenced on the call will also be made available in the same section prior to the call. Participants not able to listen to the live conference call can access a replay along with the slide presentation, both of which will be archived online.
Abitibi-Consolidated is a global leader in newsprint and commercial printing papers as well as a major producer of wood products, serving clients in some 70 countries from its 45 operating facilities. Abitibi-Consolidated is the largest recycler of newspapers and magazines in North America, diverting annually approximately 1.9 million tonnes of waste paper from landfills. It also ranks first in Canada in terms of total certified woodlands. Abitibi-Consolidated shares are traded on the Toronto Stock Exchange (TSX: A) and on the New York Stock Exchange (NYSE: ABY).

Contacts

Investors: Francesco Alessi Director, Investor Relations 514 394-2341 falessi@abitibiconsolidated.com	Media: Seth Kursman Vice President Communications and Government Affairs 514 394-2398 seth_kursman@abitibiconsolidated.com
FORWARD-LOOKING STATEMENTS
This disclosure contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the Company’s control, including: the impact of general economic conditions in the U.S. and Canada and in countries in which the Company and its subsidiaries currently do business; industry conditions, the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in the availability or costs of raw materials or electrical power; changes in existing forestry regulations or changes in how they are administered which could result in the loss of certain contractual or other rights or permits which are material to the Company’s business; increased competition; the lack of availability of qualified personnel or management; the outcome of certain litigation; labour unrest; and fluctuation in foreign exchange or interest rates. The Company’s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, that the Company will derive therefrom.

2